Exhibit 21 — Subsidiaries of the Registrant

State of
Name	Organization
Monroe Bank	Indiana

HIE Enterprises, LLC (Subsidiary of the Bank)	Indiana

MB Portfolio Management, Inc. (Subsidiary of the Bank)	Delaware

MB REIT, Inc. (Subsidiary of MB Portfolio Management, Inc.)	Maryland